EXHIBIT 99.1
Qiao Xing Universal Telephone, Inc. Reviews the Financial Performance of its Operations for
the Three Months Ended September 30, 2006
     HUIZHOU, Guangdong, China, Nov. 27 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) today provides a preliminary review of the financial performance of its operations, for the three months ended September 30, 2006 ahead of the release of more detailed financial information including earnings per share.
     The total sales revenue for the three months ended September 30 is estimated to reach RMB 841.9 million (USD 106.5 million).
     Sales revenue from the Mobile phone segment is estimated to reach RMB 768.3Million (USD97.3 million), driven primarily by the popularity of the “CECT” branded ‘A1000’ and ‘IP1000’ Models. These mobile phones with ultra-long standby batteries provide about 1,000 hours of standby time and are not available in any of our competitors’ products. ‘COSUN’ branded mobile handsets introduced in the second half of 2004, also benefited from the increasing brand recognition and the expanding distribution network.
     Sales revenue for the indoor, or land-line phones is estimated to reach RMB 73.6 (USD 9.3 million) for the three months ended September 30, 2006. With the standard of living in China on the rise, households are disposed to replace old land-line phone sets with new ones with value-added functions.
     Gross profit of the XING Group is estimated to reach RMB 195.4 (USD 24.7 million) for the third quarter of 2006, driven primarily by “CECT” branded mobile phone sales.
     The operating expenses of the XING Group are expected to be RMB 26.2 million (USD 3.3 million) in the third quarter of 2006.
     Income from operations of the XING Group is expected to reach RMB 169.1 million (USD 21.4 million) for the three months ended September 30, 2006.
     Mr. Wu Rui Lin, Chairman of XING, said, “Great progress in income from operations has been made in the third quarter of 2006. This would contribute towards the attainment of satisfying whole-year financial results.”

     Forward-looking statements
     This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995 including those as to the anticipated operating results for the third quarter of 2006. These statements present management’s expectations, beliefs, plans and objectives regarding future financial performance and are subject to change. Any discussions contained in this press release, except to the extent that they contain historical facts, are forward-looking and accordingly involve estimates, assumptions, judgments and uncertainties. There are a number of factors that could cause actual results or outcomes to differ materially from those addressed in the forward-looking statements. Such factors are detailed in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005 and subsequent reports filed with the Securities and Exchange Commission.
     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. is one of China’s largest manufacturers and distributors of telecommunications products. The Company conducts is operations primarily through two subsidiaries: CEC Telecom Co., Ltd. (“CECT”), its primary subsidiary, and Huizhou Qiao Xing Communication Industry, Limited (“HZQXCI”). CECT sells “CECT” branded cell phones and HZQXCI sell indoor phones and “Cosun” branded mobile phones. The Company’s product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, advanced mobile phones, PDAs and consumer electronic products, including MP3 players, cash registers and set-top-box products. This includes the world’s first model of dual mode and dual call waiting GSM/CDMA smartphone, the ‘CECT CoolPAD 728’, and a model of multi-media PDA phone that enjoys 1000 hours stand by time, the ‘A1000’. The Company has established co-operative relationships with leading telecom and software companies for their China strategy, including Microsoft and Palm, aiding success for its ‘High End Mobile Phone Strategy’. XING has launched more than 120 models of mobile phones and has established more than 250 wholesales outlets and more than 350 after sales service centres in 31 provinces and municipalities. In indoor business area, XING currently distributes over 300 models of corded and cordless telephones and is one of China’s largest distributors of indoor phones. For its indoor phone segment, the Company has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-mart. For more details, please visit http://www.cosun-xing.com.

For more information, please contact:
Rick Xiao
Qiao Xing Universal Telephone, Inc
Tel: +86-752-282-0268
Email: rick@qiaoxing.com
SOURCE Qiao Xing Universal Telephone, Inc.